SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13(d)-2(a)

(Amendment No. 12)

______________________________

PARLUX FRAGRANCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

701645103
(CUSIP number)

Richard J. Grossman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square, New York, New York 10036 (212) 735-3000
(Name, address and telephone number of person authorized to receive notices and communications)

November 30, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 701645103		13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	2,050,013
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	2,050,013
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,300,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		11.1%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 701645103		13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.2%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 12 (“Amendment No. 12”) is being filed by and on behalf of Glenn H. Nussdorf (“Mr. Nussdorf”) and Lillian Ruth Nussdorf (“Ms. Nussdorf,” and collectively with Mr. Nussdorf, the “Nussdorfs”), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006, Amendment No. 4 filed on November 21, 2006, Amendment No. 5 filed on December 22, 2006, Amendment No. 6 filed on January 10, 2007, Amendment No. 7 filed on January 26, 2007, Amendment No. 8 filed on February 7, 2007, Amendment No. 9 filed on August 11, 2011, Amendment No. 10 filed on September 7, 2011 and Amendment No. 11 filed on October 31, 2011 with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”).  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

The description of the Second Amendment and the Second Amended Agreement in Item 6 are  incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

On November 30, 2011, Mr. Nussdorf, Perfumania and the Company entered into a letter agreement (the “Second Amendment”) amending the Agreement (filed as Exhibit 99.7 to Amendment No. 10), dated as of September 7, 2011 between Mr. Nussdorf, Perfumania and the Company.  Under the terms of the Agreement, as amended by the Second Amendment (the “Second Amended Agreement”), the Company has agreed to not convene its annual meeting or special meeting of shareholders to elect directors until February 17, 2012 (with a related record date of not earlier than January 13, 2012); provided, however, that if the Amended Agreement is terminated prior to January 6, 2012, the Company may set its record date for a date seven days following the termination of the Amended Agreement without restriction on the date of the annual or special meeting.  In addition, the Company has agreed not to amend its bylaws to insert an “advance notice provision” with respect to director nominations until a date that is seven days following termination of the Amended Agreement.  Perfumania and Mr. Nussdorf have agreed that, before January 6, 2012, they will not take certain actions relating to acquiring securities or assets of the Company, acquiring or entering into a business combination with the Company or seeking to influence or control the management or the policies of the Company or to obtain representation on the Board of Directors of the Company.  The Company and Perfumania may terminate the Amended Agreement at any time.

The foregoing description of the Amended Agreement does not purport to be complete and is subject to, and qualified in its entirety by (i) the full text of the Second Amendment attached hereto as Exhibit 99.9, and (ii) the full text of the Agreement, which was filed as Exhibit 99.7 to Amendment No. 10, both of which are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.9	Second Amendment dated as of November 30, 2011 by and among Perfumania Holdings, Inc., Mr. Nussdorf and the Company.

4 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 2, 2011

/s/ Alfred R. Paliani
Glenn H. Nussdorf
By: Alfred R. Paliani, duly authorized under previously filed Power of Attorney

/s/ Alfred R. Paliani
Lillian Ruth Nussdorf
By: Alfred R. Paliani, duly authorized under previously filed Power of Attorney